Via Facsimile and U.S. Mail
Mail Stop 6010

May 24, 2006

Mr. Steve E. Fass
President and Chief Executive Officer
White Mountains Insurance Group, Ltd.
Plaza 5 Harborside Financial Center Plaza
Jersey City, NJ   07311-1114

Re: White Mountains Insurance Group, Ltd.
Form 10-K for Fiscal Year Ended December 31, 2005
Filed on March 7, 2006
File No. 001-08993

Dear Mr. Fass:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1, Business, page 2

OneBeacon Loss and LAE table, page 14

White Mountains Re Loss and LAE, page 23

1. We believe that for the reconciliations of net reserve amounts to the gross reserve amounts in the table to be compliant with Industry Guide 6, it is necessary to include a line item that arrives at the cumulative deficiency (redundancy) on a gross basis (i.e. the difference between the gross reserve and the gross re-estimated reserve) for each year presented. Please confirm to us that you will include this line item in your Form 10-K in future filings.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 43

Results of Operations for the Years Ended December 31, 2005, 2004 and 2003, page 43

2. We note that you have adjusted comprehensive net income by excluding the change in net unrealized gains from Symetra's fixed maturity portfolio because the liabilities related to the life insurance and structured settlement products that these assets support are not marked-to-market. Such measure more likely would be permissible if management reasonably believes it is probable that the financial impact of the item will disappear or become immaterial within a near-term finite period. As such, please cease presenting and discussing this measure or demonstrate to us supplementally why this measure is not prohibited by Item 10(e) of Regulation S-K, how your disclosure complies with that regulation, why this measure if useful to investors and how management uses the measure.

Critical Accounting Estimates, page 65

1. Loss and Loss Adjustment Expenses, pages 65 - 75

3. We believe your disclosure regarding the estimation of the reserve for loss and loss adjustment expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe in order to meet the principal objectives of MD&A this disclosure should enable the investor to understand: 1) management's process for establishing the estimate 2) the reasons for changes in the historical estimate 3) whether, and to what extent, management has adjusted their assumptions used in the most recent estimate for trends or other factors identified from past experience and 4) the potential variability in the most recent estimate and the impact this variability may have on reported results, financial condition and liquidity. Please keep this objective in mind in drafting your responses to comments listed below. Please also consider providing any additional information, in disclosure-type format, to achieve this objective.

   - Please disclose the frequency of your procedures for determining management's best estimate of loss reserves on both an annual and interim reporting basis.
   - Recorded loss reserves for property and casualty insurers generally include a provision for uncertainty, when management determines that existing actuarial methodologies and assumptions do not adequately provide for ultimate loss development. Such a provision may be explicit (i.e. represented by the excess of recorded reserves over actuarial indications) or implicit in the assumption-setting process. So that investors can better understand the inherent uncertainties in your business and

degree of conservatism that you have incorporated in your loss reserve estimates, please address as part of your discussion of the methodologies used how you determine the provision for uncertainty.

- We acknowledge the discussion of the key assumptions that materially affect the estimate of the reserves included on page 65 for OneBeacon and on page 74 for White Mountains Re. In addition to your current discussion, please disclose the following:
    i. For each of your key assumptions and for your provision for uncertainty, quantify and explain what caused them to change historically over the periods presented.
    ii. Discuss whether and to what extent management has adjusted each of the key assumptions and the provision for uncertainty used in calculating the most recent estimate of the reserve given the historical changes, current trends observed and/or other factors as discussed in i. above. This discussion should reconcile the historical changes, the current trends and/or other factors observed to what management has calculated as its most recent key assumptions.

- We acknowledge your tabular presentation on page 71 for OneBeacon and on page 74 for White Mountains Re. of the potential variability in the most recent estimate of your loss reserve. Explain why management believes the scenarios quantified are reasonably likely.

*   *   *   *

Please respond to the comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ibolya Ignat, Staff Accountant at (202) 551-3656, or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant